CorpBanca Announces Fourth Quarter 2010 Financial

Results and Conference Call on Tuesday, March 1st, 2011

Santiago, Chile, February 28, 2011 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, announced its financial results today for the fourth quarter ended on December 31, 2010. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our December 31, 2010 exchange rate of Ch$ 467.78 per U.S. dollar.

Financial Highlights

Net income for 2010 reached Ch$ 119,043 million, an increase of 40% when compared to 2009.

The increase of net income in 2010 is mainly explained by.

•   16% Increase in net interest revenue

•   35% Increase in fees and income from services

•   26% decrease in provision for loan losses

Corpbanca ended 2010 with a total loans market share of 7.3%, increasing 3 bps compared to previous year, and continuing to be the fourth mayor private bank in Chile.

Mario Chamorro, CEO

“2010 was an impressive year for Corpbanca. We increased our net income by 40%, which is 10% higher than the industry average. We continued increasing our total loans, especially mortgage loans which grew more than 28% in 2010. We have consolidated our wholesale model business and made necessary structural changes to our retail banking that will allows us to continue growing in the next years. This explains the decision of our shareholders to place trust in the bank’s management and our potential growth by deciding to increase the bank’s capital in 2011, issuing new shares.

We expect that our current strategy in addition to our new capital will help Corpbanca become the leader of the Chilean banking industry.”

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General Information

Market Share

Net Income (12 months trailing)

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ROE – ROA

Risk Index

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Efficiency Index

Basel Index

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Branches – ATM – Employees

Management’s Discussion and Analysis

I) Financial Performance Review

Ch$ million	For three month period ended			For the year ended
	Sep - 10	Dec - 10	Change	2009	2010	Change

Net interest revenue	53,415	55,502	2,087	193,388	224,410	31,022
Fees and Income from services net	15,105	13,883	(1,222)	43,261	58,221	14,960
Treasury Business	18,643	(711)	(19,354)	54,198	35,201	(18,997)
Other revenue	1,418	5,223	3,805	5,087	8,832	3,745
Total operating revenue	88,581	73,897	(14,684)	295,934	326,664	30,730
Provision for loan losses	(14,070)	(6,184)	7,886	(68,855)	(51,187)	17,668
Operating expenses	(33,219)	(38,338)	(5,119)	(126,388)	(138,072)	(11,684)
Income attributable to inv in other comp.	—	12	12	445	296	(149)
Net Income before taxes	41,329	29,807	(11,552)	101,136	138,678	37,542
Income taxes	(5,299)	(3,104)	2,195	(16,027)	(19,635)	(3,608)
Net Income	36,030	26,703	(9,327)	85,109	119,043	33,934

Net income

Net income increased by Ch$ 33,934 in 2010. This is mainly due to an increase in Net Interest Revenues of 16%, an increase in Fees and Income from Services of 35%, and a decrease in Provision for Loan Losses of 26%. This was offset by a decrease in our Treasury Business of 35% and an increase in Operating Expenses of 10%.

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Net interest revenue

Net interest revenues increased by 16% in 2010. This is mainly explained by two reasons: first, our total productive assets increased by 10%, and our spreads remained similar to 2009, so the same spreads with higher volume explains higher net interest revenues; and, second, the increase of the UF in 2010. In 2009 the UF decreased 2.4%, compared to an increase of 2.4% in 2010. This higher interest revenue is explained by benefits we received from a long position in UF-denominated assets funded with peso-denominated liabilities.

Fees and income from services

Ch$ million	For three month period ended			For the year ended
	Sep - 10	Dec - 10	Change	2009	2010	Change

Bank(*)	9,118	7,907	(1,211)	25,129	32,017	6,888
Mutual Fund Management and Securities Brokerage Services	3,287	2,123	(1,164)	8,102	11,080	2,978
Insurance Brokerage	2,055	1,771	(285)	6,860	7,898	1,038
Financial Advisory Services	222	1,574	1,352	1,940	5,587	3,647
Legal Advisory Services	422	509	87	1,230	1,640	410
Total	15,105	13,884	(1,222)	43,261	58,221	14,960

(*) includes consolidation adjustments

Fees and Income from services increased by 35%. This increase is explained by services provided.

The increase of Ch$ 7 billion in fee revenues from banking operations during 2010 is explained by our corporate and high and mid income retail banking, which increased by 21% and 40% respectively. The increase in our traditional retail banking is explained by the bank’s strategy of finding higher income clients that usually consume products with higher fees. This increase was offset by a decrease from Banco Condell (our low income retail banking) of 27%, explained by the process of concentrating its portfolio with higher quality clients.

Fees from securities brokerage services increased by 22% in 2010, due to a significant increase in the number of customers, the launching of Pershing which allows clients to invest abroad, and other new services focused on corporate needs; in addition, fees from mutual fund management increased by 17%, due to the return of the funds, movements from money market funds to other funds with higher fees, and the creation of new funds.

Our insurance brokerage fees increased by 15% during 2010. This business is highly correlated to the increase in the number of loans. We offer our clients different types of insurances related to our loans. This business is especially correlated with our mortgage loans, where we offer insurances related to earthquakes or fires. This year our mortgage loans increased by 28%, that explains an important amount of the increase in our insurance brokerage fees.

Our financial advisory services fees increased by Ch$3,647 million during 2010. This is explained by the success of our wholesale corporate banking model that increased the number of clients and of important business operations.

Legal advisory fees increased 33% compared to the previous quarter, although they continue representing less than 3% of our total fees.

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Trading and investment

Ch$ million	For three month period ended			For the year ended
	Sep - 10	Dec - 10	Change	2009	2010	Change

Trading and investment income:
Trading instruments	1,151	1,665	513	2,612	6,855	4,243
Derivatives held-for-trading	(17,975)	(20,049)	(2,074)	(26,123)	(14,327)	11,796
Available-for-sale investments and other	870	(1,340)	(2,210)	27,020	(1,938)	(28,958)
Total trading and investment income	(15,953)	(19,724)	(3,771)	4,563	(9,409)	(13,972)
						—
Net foreign exchange transactions	34,598	19,012	(15,586)	49,635	44,610	(5,025)
						—
Net gains (losses) from treasury business	18,645	(712)	(19,356)	54,198	35,201	(18,997)

Total income from our trading and investment business in 2010 decreased by Ch$18.9 billion as compared to 2009.

CorpBanca hedges all its positions in foreign currency through derivatives to avoid any currency risk, so the final number of foreign exchange transactions will be mainly offset by the number of derivatives held for trading.

Derivatives and financial securities that may provide effective economic hedges for managing risk positions are treated and reported as trading, due to local regulatory restrictions.

Trading and investment income primarily includes results from our trading portfolio financial assets (marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies, and loans and deposits in Chilean pesos indexed to foreign currencies.

The gains or losses from our treasury division are not completely expressed in this part of our statements of income. The other part is included in our net interest margin, so it is not correct to affirm that our treasury division net income decreased by $Ch$18.9 in 2010.

Provision for loan losses

Ch$ million	For three month period ended			For the year ended
	Sep - 10	Dec - 10	Change	2009	2010	Change

Commercial, net	(7,564)	(6,958)	606	(29,238)	(27,117)	2,121
Mortgage, net	(206)	(1,036)	(830)	(1,861)	(3,132)	(1,271)
Consumer, net	(5,965)	(6,303)	(339)	(37,756)	(27,638)	10,118
Net charge to income	(13,727)	(14,472)	(745)	(68,855)	(58,068)	10,787

Our provision for loan losses during 2010 was Ch$58 billion, a decrease of 15.6% as compared to 2009.

An improvement in asset quality explains why total provisions for loan losses decreased despite the increase in total loans. Our mortgage loans had an impressive increase of 28% during 2010, which explains why their

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provision for loan losses increased. Better economic conditions, lower unemployment and a previous year affected by a global financial crisis are the main factors that explain the decrease in provision for loan losses.

Operating expenses

	For three month period ended			For the year ended
Ch$ million	Sep - 10	Dec - 10	Change	2009	2010	Change

Personnel salaries expenses	17,643	19,336	1,693	65,733	71,034	5,301
Administrative and other expenses	11,867	11,843	(24)	44,592	46,793	2,201
Depreciation, amortization and impairment	1,796	1,865	69	6,310	7,117	6,486
Other operating expenses	1,913	5,294	3,381	9,753	13,128	3,375
Total operating expenses	33,219	38,338	5,119	126,388	138,072	11,684

Total operating expenses increased by 9.2% in 2010. Personnel salaries increased by 8%, mainly due to an increase in salary payments of 11% and bonus payments of 8%. Administrative and other expenses increased by 5%, mainly as a result of an increase in leased branches, surveillance cost, and insurance cost.

The decrease of other operating expenses is explained by a decrease in additional provisions for loan losses.

II) Assets and liabilities

Loan portfolio

Ch$ million	Dec -09	Sep - 10	Dec - 10	Quarterly Change	Annual Change
Wholesale	3,776,871	4,001,617	4,029,231	27,614	252,360
Commercial	3,193,990	3,398,647	3,421,104	22,457	227,114
Foreign trade	233,477	270,396	260,976	(9,420)	27,499
Leasing and Factoring	349,405	332,574	347,151	14,577	(2,254)
Retail	1,234,784	1,345,513	1,439,954	94,441	205,170
Consumer	428,049	406,302	407,315	1,013	(20,734)
Housing mortgages	806,735	939,211	1,032,639	93,428	225,904
Total loans	5,011,656	5,347,130	5,469,185	122,055	457,529

Our total loans portfolio increased by 9.1% in 2010. The Chilean market increased by 8.7% in the same period.

Our market share increased slightly by 3 bps during the year, going from 7.27% in 2009 to 7.30% in 2010. For corporate and commercial loans, our market share decreased by only 2bps, going from 8.85% in 2009 to 8.83% in 2010, thereby corroborating the importance of Corpbanca in the Chilean corporate sector.

Our retail loans increased by 16% in 2010. This is explained by an increase of 28% in mortgage loans, which was a much higher increase than the market’s 11.6% increase during the same period. This increase was offset by the decrease in consumer loans of 4.8% for 2010. This decrease is attributed to our low income consumer division, called Banco Condell, which is going through the process of restructuring its portfolio with higher quality loans and concentrating clients with lower risk.

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Securities Portfolio

Ch$ million	Dec -09	Sep - 10	Dec - 10	Quarterly Change	Annual Change

Trading portfolio financials assets	76,156	152,263	197,580	45,317	121,424
Financial investments available-for-sale	737,162	676,159	746,248	70,089	9,086
Financial investments held-to-maturity	—	—	—	—	—
Total financial investments	813,318	828,422	943,828	115,406	130,510

Our investment portfolio consists of trading and available-for-sale securities. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with the purpose of gaining profit in the short-term. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments for which the Bank has the capacity and intent to hold until maturity. Currently, we do not have held-to-maturity investments. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Funding strategy

Ch$ million	Dec -09	Sep - 10	Dec - 10	Quarterly Change	Annual Change

Checking accounts	328,078	373,441	405,301	31,860	77,223
Other non-interest bearing deposits	168,191	215,315	206,763	(8,552)	38,572
Time deposits and savings accounts	3,316,045	3,507,104	3,700,454	193,350	384,409
Repurchase agreements	465,514	146,668	189,350	42,682	(276,164)
Mortgages bonds	271,430	241,174	226,451	(14,723)	199,308
Banking bonds	410,473	505,285	700,570	195,285	290,097
Subordinated bonds	253,316	254,291	288,414	34,123	35,098
Domestic borrowings	5,309	138,720	66,800	(71,920)	61,491
Foreign borrowings	357,094	474,853	460,552	(14,301)	103,458

Our current funding strategy is to continue utilizing all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. On July 29, 2010, we entered into a U.S.$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as Lead Arrangers and Book-Runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On August 1, 2010, we

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implemented a local bond program for a maximum amount of UF 150 million at any time outstanding. Under the local bond program, we are capable of issuing two types of securities: (i) senior bonds, for a total amount of UF 100 million, divided in 28 series (from AB to AZ and from BA to BC), with a maturity ranging between 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, for a total amount of UF 50 million, divided in 16 series (from BD to BS), with a maturity ranging between 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The objective of the local bond program is to structure CorpBanca’s future issuances of debt in a way that provides for diverse alternatives of placements in order to efficiently manage its outstanding indebtedness. To date, Corpbanca has not issued bonds under the local bond program. On November 3, 2010, we issued US$178.1 million in Reg S notes in the international market.

Shareholders’ Equity

We are the 4th largest private bank in Chile, based on our shareholders’ equity of Ch$ 535 billion and loans of Ch$ 5,469 billion as of December 31, 2010. We have 226,909,291 thousand shares outstanding and a market capitalization of Ch$1,972 billion (based on a share price of Ch$8.69 pesos per share) as of December 31, 2010.

III) Other Related Information

Increase of Corpbanca Equity

The extraordinary shareholders meeting held on January 27, 2010, decided to approve the proposal of the Board to make a capital increase which will occur through the issuance of 40.042.815.984 shares for payment, representing 15% of the total new equity, to be subscribed and paid in the price, terms and other conditions determined by the Board.

The Board adopted the agreement in question in order to strengthen the plan for growth and investment of the Bank and take advantage of future commercial opportunities.

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CorpBanca’s Conference Call on Fourth quarter 2010 Results on Tuesday, March 1, 2011

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call to discuss the Fourth quarter 2010 Results and respond to investor questions.

Time:	12:00 am (Santiago, Chile)
10:00 am EDT (US)
15:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: John Paul Fischer, Head of Investor Relations

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Monday, March 7, 2011.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “FOURTH QUARTER 2010 FINANCIAL RESULTS WEBCAST”. The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number	U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number	OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number	U.K.:	0800 953 1533	Access Code: 2339939#

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Consolidated Statements of Income (unaudited)

	For the three months ended		For the year ended
(Expressed in millions of Chilean pesos)	Sep-10	Dec-10	Dec-09	Dec-10
OPERATING INCOME
Interest revenue	99,158	102,239	314,115	387,639
Interest expense	(45,743)	(46,737)	(120,727)	(163,229)
Net interest revenue	53,415	55,502	193,388	224,410
Fees and income from services, net	15,105	13,883	43,261	58,221
Trading and investment income, net	(15,954)	(19,725)	4,563	(9,410)
Foreign exchange gains (losses), net	34,597	19,014	49,635	44,611
Other operating revenue	1,418	5,223	5,087	8,832
Operating revenues	88,581	73,897	295,934	326,664
			—
Allowances for loan losses	(14,070)	(6,184)	(68,855)	(51,187)
			—
Net operating revenues	74,511	67,713	227,079	275,477
			—
Personnel salaries and expenses	(17,643)	(19,336)	(65,733)	(71,034)
Administration expenses	(11,867)	(11,843)	(44,592)	(46,793)
Depreciation, amortization and impairment	(1,796)	(1,865)	(6,310)	(7,117)
Other operating expenses	(1,913)	(5,294)	(9,753)	(13,128)
			—
Net operating income	41,292	29,375	100,691	137,405

Income attributable to investments in other companies	—	12	445	296
Non-controlling interest	37	420	—	977

Income before income taxes	41,329	29,807	101,136	138,678
Income taxes	(5,299)	(3,104)	(16,027)	(19,635)
Income for the period	36,030	26,703	85,109	119,043

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Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean pesos)	Dec 09	Sep 10	Dec 10
Assets
Cash and due from banks	110,331	112,680	202,339
Items in course of collection	95,796	263,280	79,680
Trading portfolio financial assets	76,156	152,263	197,580
Financial investments available-for-sale	737,162	676,159	746,248
Financial investments held-to-maturity	—	—	—
Investments purchased under agreements to resell	51,970	25,764	75,676
Derivative financial instruments	126,140	200,451	204,067
Loans and receivables to banks	86,220	42,967	63,998
Loans and receivables to customers	5,011,656	5,347,129	5,469,184
Allowance for loan losses	(95,950)	(103,993)	(106,606)

Loans and receivables to customers, net	4,915,706	5,243,136	5,362,578
Investments in other companies	3,583	3,583	3,583
Intangibles	13,630	12,596	13,096
Premises and equipment, net	55,212	54,009	53,430
Income tax provision - current	—	805	131
Deferred income taxes	19,841	19,611	25,417
Other assets	87,712	94,673	98,266
Total Assets	6,379,459	6,901,977	7,126,089

Liabilities:
Deposits and other sight liabilities	496,270	588,756	612,064
Items in course of collection	64,854	238,918	41,525
Securities sold under agreements to resell	465,513	146,668	189,350
Deposits and other term liabilities	3,316,045	3,507,104	3,700,454
Derivative financial instruments	114,703	169,817	175,261
Borrowings from financial institutions	362,403	588,484	503,692
Debt instruments	935,219	1,000,750	1,215,435
Other financial obligations	26,853	25,089	23,660
Income tax provision - current	7,831	10,695	7,299
Deferred income taxes	15,644	16,539	21,244
Allowances	53,118	72,483	79,747
Other liabilities	17,471	21,619	20,998
Total Liabilities	5,875,924	6,386,922	6,590,729
Shareholders’ equity:
Capital	326,038	342,379	342,379
Reserves	25,054	26,406	26,406
Valuation gains (losses)	(6,557)	(7,190)	(2,758)
Retained earnings:
Retained earnings from prior years	116,445	104,907	106,869
Profit for the period	85,109	92,340	119,043
Less: Accrual for mandatory dividends	(42,554)	(46,170)	(59,522)

Minority Interest	—	2,383	2,943
Total Shareholders’ Equity	503,535	515,055	535,360
Total equity and liabilities	6,379,459	6,901,977	7,126,089

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Selected Performance Ratios (unaudited)

	As of or for the three month period ended		For the year ended
	Sep-10	Dec-10	2009	2010
Solvency indicators
Basle index(5)	12.82%	13.43%	13.92%	13.43%
Shareholders’ equity / total assets	7.46%	7.51%	7.89%	7.51%
Shareholders’ equity / total liabilities	8.06%	8.12%	8.57%	8.12%

Credit quality ratios
Risk index (Allowances / total loans )	1.94%	1.95%	1.91%	1.95%
Allowances for loan losses / Total loans(1)	1.05%	0.45%	1.37%	0.94%
Allowances for loan losses / Total assets(1)	0.82%	0.35%	1.1%	0.72%
Allowances for loan losses / Gross operating income	15.9%	8.4%	23.3%	15.7%
Allowances for loan losses / Net income	39.1%	23.2%	80.9%	43.0%

Profitability ratios
Net interest revenue / Interest-earning assets(1)(2)	3.51%	3.49%	3.28%	3.53%
Gross operating income / Total assets(1)	5.13%	4.15%	4.64%	4.58%
Gross operating income / Interest-earning assets(1)(2)	5.82%	4.65%	5.03%	5.14%
ROA (before taxes), over total assets(1)	2.39%	1.67%	1.59%	1.95%
ROA (before taxes), over interest-earning assets(1)(2)	2.71%	1.88%	1.7%	2.18%
ROE (before taxes)(1)	32.1%	22.3%	20.09%	25.9%
ROA, over total assets(1)	2.09%	1.50%	1.33%	1.67%
ROA, over interest-earning assets(1)(2)	2.36%	1.68%	1.45%	1.87%
ROE(1)	30.71%	22.45%	18.46%	25.02%

Efficiency ratios
Operating expenses / Total assets(1)	1.93%	2.15%	1.98%	1.94%
Operating expenses/ Total loans(1)	2.48%	2.80%	2.5%	2.52%
Operating expenses / Operating revenues	35.3%	44.7%	42.7%	42.3%

Earnings
Diluted Earnings per share before taxes (Chilean pesos per share)	0.1820	0.1314	0.4542	0.4457
Diluted Earnings per ADR before taxes (U.S. dollars per ADR)	1.8648	1.4041	4.4750	4.7641
Diluted Earnings per share (Chilean pesos per share)	0.1586	0.1177	0.3822	0.5246
Diluted Earnings per ADR (U.S. dollars per ADR)	1.6255	1.2579	3.7658	5.6076
Total Shares Outstanding (Thousands)(4)	226,909,290,6	226,909,290,6	222,662,374,3	226,909,290,6
Peso exchange rate for US$1	547.10	467.78	507.52	467.78

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Eugenio Gigogne

CFO, CorpBanca

Santiago, Chile

Phone: (562) 660-2559

investorrelations@corpbanca.cl

John Paul Fischer

Investor Relations, CorpBanca

Santiago, Chile

Phone: (562) 660-2141

john.fischer@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Phone: (212) 661-7566

nbornozis@capitallink.com